CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877[redacted]

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2008 DEC -9 A 5:23
CORPORATE FINANCE

Our Ref: GCSS-EL/19

08006179

26 November 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 11 November 2008 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest*);
- 11 November 2008 (*Notification on Associated Company*);
- 13 November 2008 (*Notice of Book Closure for Tax exempt (one-tier) non-cumulative preference dividend*);
- 12 November 2008 (*Announcement by Subsidiary Company, City e-Solutions Limited on Unaudited Financial Results for the Nine Months Ended 30 September 2008*);
- 13 November 2008 (*Unaudited Third Quarter and 9 months ended 30 September 2008 and Financial Statement and Dividend Announcement*);
- 14 November 2008 (*Notification on Incorporation of wholly-owned Subsidiary, Citydev Nahdah Pte. Ltd.*); and
- 19 November 2008 (*City Developments Limited Establishes S$1 Billion Islamic Trust Certificate Programme*).

PROCESSED
DEC 1 2 2008
THOMSON REUTERS

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs
cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	11-Nov-2008 18:47:16
Announcement No.	00129

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-11-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-11-2008
2.	The change in the percentage level	From 11.0827 % To 12.0270 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions from 9 October 2008 to 7 November 2008.

>> PART IV

1. Holdings of Substantial_Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	100,775,688
As a percentage of issued share capital	0 %	11.0827 %
No. of shares held after the change	0	109,362,288
As a percentage of issued share capital	0 %	12.0270 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 7 November 2008.

This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests (a) in shares over which the fund manager has no voting rights but has disposal rights and (b) in shares over which the fund manager has both voting rights and disposal rights.
(a) No. of shares held without voting rights but with disposal rights : 45,010,217 shares.
(b) No. of shares held with voting rights and disposal rights : 64,352,071 shares

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Miscellaneous

Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	11-Nov-2008 18:50:11
Announcement No.	00131

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Associated Company
Description	The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Claymore Properties Pte Ltd, an associated company in which the Company has 25% shareholding interest, has been placed under members' voluntary liquidation. By Order of the Board Enid Ling Peek Fong Company Secretary Date : 11 November 2008
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RECEIVED
2008 DEC -9 A 5:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Notice of Book Closure Date for Dividend *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Nov-2008 17:46:30
Announcement No.	00089

>> Announcement Details
The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Tax exempt (one-tier) non-cumulative preference dividend of 3.9% per annum on the issue price of each Preference Share
Record Date *	11-12-2008
Record Time *	17:00
Date Paid/Payable (if applicable)	31-12-2008

Footnotes	NOTICE IS HEREBY GIVEN that the Preference Share Transfer Books and Register of Preference Shareholders of the Company will be closed on 12 December 2008. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 11 December 2008 will be registered to determine Preference Shareholders' entitlement to the preference dividend (the "Preference Dividend") of 3.9% per annum of the issue price of $1.00 for each Preference Share for the dividend period from 30 June 2008 to 30 December 2008 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Nov-2008 19:25:58
Announcement No.	00144

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Unaudited Financial Results for the Nine Months Ended 30 September 2008
Description	Please see attached the above announcement released by City e-Solutions Limited on 12 November 2008.
Attachments	Citye-Solutions_Results.pdf Total size = **36K** (2048K size limit recommended)

2008 DEC -9 A 5:23

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

UNAUDITED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008

SUMMARY

To provide the market with updated information, the Board of City e-Solutions Limited announces the unaudited consolidated financial results of the Company, its subsidiaries and its jointly controlled entity (the "Group") and the Group's interest in an associate for the nine months ended 30 September 2008. It is the intention of the Company to publish the Group's financial results quarterly thereafter as good corporate governance.

This announcement is made in accordance with Rule 13.09(1) of the Listing Rules.

The unaudited consolidated loss attributable to equity shareholders of the Company for the nine months ended 30 September 2008 was approximately HK$48.5 million.

Shareholders of the Company and potential investors should note that all figures contained herein are unaudited and are advised to exercise caution when dealing in the shares of the Company.

This announcement is made in accordance with Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

To provide the market with updated information, the board ("Board") of directors ("Directors") of City e-Solutions Limited (the "Company") announces the unaudited consolidated financial results of the Company, its subsidiaries and its jointly controlled entity (the "Group") and the Group's interest in an associate for the nine months ended 30 September 2008 (the "Period"). It is the intention of the Company to publish the Group's financial results quarterly thereafter as good corporate governance.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the nine months ended 30 September 2008

	Nine months ended 30 September	
	2008	**2007**
	HK$'000	*HK$'000*
	(unaudited)	*(unaudited)*
Turnover	101,611	77,096
Cost of sales	(31,367)	(14,803)
Gross profit	70,244	62,293
Other net losses	(57,381)	(11,333)
Administrative expenses	(56,732)	(42,214)
(Loss)/Profit from operations	(43,869)	8,746
Share of losses of associate	(484)	(2,326)
(Loss)/Profit before taxation	(44,353)	6,420
Income tax	(3,825)	(803)
(Loss)/Profit for the period	(48,178)	5,617
Attributable to:		
Equity shareholders of the Company	(48,474)	4,039
Minority interests	296	1,578
(Loss)/Profit for the period	(48,178)	5,617

CONSOLIDATED BALANCE SHEET

As at 30 September 2008 – unaudited

	The Group	
	At 30 September 2008 *HK$'000*	**At 31 December 2007** *HK$'000*
Non-current assets		
Plant and equipment	9,051	7,626
Intangible assets	39,512	39,032
Investment in associate	30,653	10,045
Deferred tax assets	14,587	17,906
Total non-current assets	93,803	74,609
Current assets		
Properties held for resale	11,798	17,473
Trading securities	73,559	114,226
Trade and other receivables	23,026	28,254
Current tax recoverable	178	328
Cash and cash equivalents	471,410	513,833
	579,971	674,114
Current liabilities		
Trade and other payables	(37,270)	(50,509)
Provision for taxation	(496)	—
	(37,766)	(50,509)
Net current assets	542,205	623,605
Total assets less current liabilities	636,008	698,214
NET ASSETS	636,008	698,214
CAPITAL AND RESERVES		
Share capital	382,450	383,126
Reserves	217,838	279,428
Total equity attributable to equity shareholders of the company	600,288	662,554
Minority interests	35,720	35,660
TOTAL EQUITY	636,008	698,214

The Group's unaudited consolidated financial results for the nine months ended 30 September 2008 have been prepared in accordance with the same accounting policies adopted by the Group as disclosed in the Interim Financial Report for the six months ended 30 June 2008 and have not been reviewed by the Company's auditors.

BUSINESS REVIEW AND PROSPECTS

The Group reported an improvement in revenue to HK$101.6 million, up 32.0% from HK$77.1 million in the previous corresponding period. However, the Group recorded a net loss attributable to the equity shareholders of the Company of HK$48.5 million as compared with a net profit attributable to the equity shareholders of the Company of HK$4.0 million in the previous corresponding period.

The loss can be attributed mainly to the unrealized loss as a result of remeasuring the Group's trading securities to fair value as at 30 September 2008, unrealized translation exchange losses arising mainly on the Sterling Pound, Euro and Singapore Dollar denominated time deposits, lower dividend and interest income as well as accounting for the Group's share of 50% pre-tax loss from the education business.

In line with the highly volatile global securities market, the fair values of the trading securities continued to decline in the third quarter of 2008. Consequently, for the period under review, an unrealized loss of HK$40.3 million was recorded arising from the remeasurement of fair value as at 30 September 2008, compared with a loss of HK$21.5 million in the previous corresponding period.

Extreme volatility in the foreign currency markets led to an unrealized exchange loss on revaluation of foreign currency cash deposits and trading securities of HK$18.5 million due mainly to the weaker Sterling Pound, Euro and Singapore Dollars as at 30 September 2008, compared with a gain of HK$9.4 million in the previous corresponding period.

The volatile securities and forex currency markets may continue to adversely affect the Group's results. In October, based on a preliminary assessment, a further loss of HK$35.9m arising from unrealized exchange loss on revaluation of foreign currency cash deposits and trading securities of HK$29.5 million as well as unrealized losses on the revaluation of the trading securities of HK$6.4 million is also expected to be reported by the Group. The October losses are based on information currently available to the Group and subject to any necessary adjustments.

The contraction in the global economy will negatively impact on the operating units of the Group in both the hospitality and education sector.

Notwithstanding the global financial turbulence, the Group has significant cash resources to capitalize on any good investment opportunities that may arise.

As previously reported, during the 1st half 2008, the Company repurchased a total of 582,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$588,820. The Company had repurchased another 94,000 ordinary shares in July 2008 at a consideration of HK$104,107. The repurchases were effected with a view to enhancing the net asset value of the Company and earnings per share.

Shareholders of the Company and potential investors should note that all figures contained herein are unaudited and are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 12 November 2008

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Unaudited Third Quarter and 9 months ended 30 September 2008 * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	13-Nov-2008 17:29:49
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2008

Attachments

CDL_Q308.pdf
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RECEIVED
2008 DEC -9 A 5:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNAUDITED THIRD QUARTER AND NINE-MONTH FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2008

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Third quarter ended 30 September		Incr/ (Decr)	The Group 9-month period ended 30 September		Incr/ (Decr)
	2008	2007		2008	2007	
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	688,204	796,151	(13.6)	2,227,720	2,340,436	(4.8)
Cost of sales	(285,331)	(363,985)	(21.6)	(956,050)	(1,140,032)	(16.1)
Gross profit	402,873	432,166	(6.8)	1,271,670	1,200,404	5.9
Other operating income [2]	48,718	7,002	595.8	53,723	24,500	119.3
Administrative expenses [3]	(130,427)	(130,867)	(0.3)	(378,755)	(380,536)	(0.5)
Other operating expenses [4]	(107,199)	(104,096)	3.0	(314,036)	(321,281)	(2.3)
Profit from operations	213,965	204,205	4.8	632,602	523,087	20.9
Finance income [5]	4,833	4,578	5.6	20,895	35,255	(40.7)
Finance costs [6]	(32,099)	(27,810)	15.4	(86,971)	(87,067)	(0.1)
Net finance costs	(27,266)	(23,232)	17.4	(66,076)	(51,812)	27.5
Share of after-tax profit of associates [7]	3,692	1,883	96.1	14,492	10,213	41.9
Share of after-tax profit of jointly-controlled entities [8]	30,346	62,420	(51.4)	121,090	189,273	(36.0)
Profit before income tax [1]	220,737	245,276	(10.0)	702,108	670,761	4.7
Income tax expense [9]	(48,625)	(44,063)	10.4	(137,828)	(57,061)	141.5
Profit for the period	172,112	201,213	(14.5)	564,280	613,700	(8.1)
Attributable to:						
Equity holders of the Company	**150,821**	**169,489**	(11.0)	**480,954**	**490,006**	(1.8)
Minority interests	21,291	31,724	(32.9)	83,326	123,694	(32.6)
Profit for the period	172,112	201,213	(14.5)	564,280	613,700	(8.1)
Earnings per share						
- basic	16.6 cents	18.6 cents	(10.8)	52.2 cents	53.2 cents	(1.9)
- diluted	15.8 cents	17.8 cents	(11.2)	50.4 cents	51.3 cents	(1.8)

Notes to the Group's Income Statement:

(1) Profit before income tax includes the following:

	The Group Third quarter ended 30 September		The Group 9-month period ended 30 September	
	2008 S$'000	2007 S$'000	2008 S$'000	2007 S$'000
Interest income	5,554	10,790	20,762	33,051
Profit on sale of investments, investment property and property, plant and equipment (net)	47,677	518	47,092	1,313
Investment income	3,153	7,159	6,990	12,228
Depreciation and amortisation	(32,496)	(32,753)	(99,076)	(102,095)
Interest expenses	(22,136)	(27,146)	(69,727)	(84,394)
Net exchange loss	(1,861)	(3,292)	(2,231)	(1,005)
Mark-to-market (loss)/gain on financial assets held for trading (net)	(9,932)	(6,212)	(15,118)	2,152

(2) Other operating income, comprising mainly management fee, miscellaneous income and profit on sale of investments, investment property and property, plant and equipment, increased by $41.7 million for Q3 2008 and $29.2 million for 9-month period ended 30 September 2008 as compared to the corresponding periods in 2007. The increase was primarily attributable to the gain on disposal of Commerce Point recognized in Q3 2008. This is partially offset by dilution gain of £1.9 million (approximately S$5.9 million) in CDL Hospitality Trusts (CDLHT) recognized in Q3 2007 following subscription to a rights issues of shares at discount by the Company's 53% owned subsidiary, Millennium & Copthorne Hotels plc (M&C). In addition, profit from sale of some shares held in CDLHT and release of £1.0 million (approximately S$3.0 million) property tax provision in Q1 2007 set aside by M&C on the acquisition of Regal hotels in 1999s have also offset the effect of the increase in 9-month period.

(3) Administrative expenses, comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees.

(5) Finance income comprises mainly interest income and mark-to-market gain on financial assets held for trading. The finance income remained relatively constant for Q3 2008 but decreased by $14.4 million for 9-month period ended 30 September 2008. The decline in 9-month period was a result of lower interest income earned from fixed deposits.

(6) Finance costs comprise primarily interest on borrowings, mark-to-market loss on financial assets held for trading and amortisation of capitalised transaction costs on borrowings and debt securities. This has increased by $4.3m for Q3 2008 on account of higher mark-to-market loss recognized for financial assets held for trading, partially offset by lower interest expenses. For the 9-month period ended 30 September 2008, finance costs remained relatively constant as the recognition of mark-to-market loss on financial assets held for trading was substantially mitigated by a decline in borrowing costs incurred.

(7) Share of after-tax profit of associates relates mainly to the Group's share of results of CDLHT.

(8) Share of after-tax profit of jointly-controlled entities decreased by $32.1 million for Q3 2008 and $68.2 million for 9-month period ended 30 September 2008 primarily due to lower contributions from St. Regis Residences and The Sail @ Marina Bay. The decline is partially mitigated by increased contribution from The Oceanfront @ Sentosa Cove.

(9) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

	The Group Third quarter ended 30 September		The Group 9-month period ended 30 September	
	2008	2007	2008	2007
The tax charge relates to the following:	S$'m	S$'m	S$'m	S$'m
Profit for the period	36.2	45.2	122.0	121.1
Under/(Over)provision in respect of prior periods	12.4	(1.1)	15.8	(64.0)
	48.6	44.1	137.8	57.1

The $64.0 million write-back of overprovision of tax for 9-month period ended 2007 relates primarily due to changes made in the UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions where the Group's operations are located. Excluding the under/(over)provision in respect of prior periods, the effective tax rate for the Group is 16.4% for Q3 2008 (Q3 2007: 18.4%) and 17.3% for 9-month period ended 2008 (9-month period ended 2007: 18.1%).

(10) The profit warning issued by the Group's 52% owned subsidiary, City e-Solutions Limited pertaining to further loss of HK$35.9 million arising from unrealised foreign exchange losses on revaluation of foreign currency cash deposits and trading securities as well as unrealised losses on revaluation of trading securities for October 2008 , has no material impact on the Group.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<---- The Group ---->		<-- The Company -->	
		As at 30.09.2008 S$'000	As at 31.12.2007 S$'000	As at 30.09.2008 S$'000	As at 31.12.2007 S$'000
Non-current assets					
Property, plant and equipment		3,929,283	4,038,315	140,446	104,202
Investment properties	(1)	2,310,400	2,468,253	278,201	281,942
Investments in subsidiaries		-	-	2,258,734	2,258,755
Investments in associates	(2)	331,637	277,615	-	-
Investments in jointly-controlled entities	(3)	699,070	553,213	34,159	34,159
Investments in financial assets		171,034	183,880	31,621	39,307
Other non-current assets	(4)	38,015	248,324	127,451	127,897
		7,479,439	7,769,600	2,870,612	2,846,262
Current assets					
Development properties		2,923,191	2,578,015	1,669,955	1,428,690
Consumable stocks		12,157	14,877	-	-
Financial assets		25,439	67,509	-	-
Trade and other receivables		1,046,205	1,076,947	2,245,707	2,278,295
Cash and cash equivalents		813,338	711,602	260,725	103,027
		4,820,330	4,448,950	4,176,387	3,810,012
Assets classified as held for sale	(5)	327,528	-	-	-
Total assets		12,627,297	12,218,550	7,046,999	6,656,274
Equity attributable to equity holders of the Company					
Share capital		1,991,397	1,991,397	1,991,397	1,991,397
Reserves		3,404,317	3,207,387	2,361,988	2,343,449
		5,395,714	5,198,784	4,353,385	4,334,846
Minority interests		1,634,092	1,717,613	-	-
Total equity		7,029,806	6,916,397	4,353,385	4,334,846
Non-current liabilities					
Interest-bearing borrowings *		3,293,677	3,235,377	1,645,270	1,618,809
Employee benefits		36,071	36,999	-	-
Other liabilities		65,929	74,739	23,573	21,336
Provisions		3,175	3,464	-	-
Deferred tax liabilities		448,848	426,812	78,862	45,999
		3,847,700	3,777,391	1,747,705	1,686,144
Current liabilities					
Trade and other payables		698,949	585,002	467,672	249,932
Interest-bearing borrowings *		783,564	796,290	448,317	351,647
Employee benefits		14,635	15,718	1,705	1,625
Other liabilities		2,102	2,236	-	-
Provision for taxation		112,862	115,894	28,215	32,080
Provisions		6,154	9,622	-	-
		1,618,266	1,524,762	945,909	635,284
Liabilities classified as held for sale	(5)	131,525	-	-	-
Total liabilities		5,597,491	5,302,153	2,693,614	2,321,428
Total equity and liabilities		12,627,297	12,218,550	7,046,999	6,656,274

* *These balances are stated at amortised cost after taking into consideration the related transaction costs.*

Notes to the Balance Sheet of the Group

1) The decrease is due mainly to the disposal of Commerce Point in July 2008.

2) The increase is mainly due to additional investment in First Sponsor Capital Limited and share of profit of CDLHT, partially offset by dividends received.

3) The increase is due primarily to share of jointly-controlled entities' after-tax profit for the period, partially offset by dividends received.

4) The decrease is due to the reclassification of lease premium prepayments to property, plant and equipment.

5) The assets and liabilities classified as held for sale, in accordance to *Singapore Financial Reporting Standards 105 – Non-current assets held for sale and discontinued operations*, arose from M&C's proposed disposal of its wholly-owned subsidiary, CDL Hotels (Korea) Limited. M&C had entered into a conditional agreement on 24 June 2008 to sell the 100% holding in CDL Hotels (Korea) Limited for a total sale consideration of KRW468.6 billion. Completion of the transaction was expected to take place on 30 September 2008 (or such other dates as the parties agree). On 19 September 2008, M&C announced that the completed date be amended to 28 November 2008 after the buyer requested for an extension of completion date to 30 November 2008 whilst it finalises the terms of its financing arrangement. Henceforth, the associated assets and liabilities of CDL Hotels (Korea) Limited continued to be classified as "Assets classified as held for sale" and "Liabilities classified as held for sale" as at 30 September 2008.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 30/09/2008 S$'000	As at 31/12/2007 S$'000
Unsecured			
-repayable within one year		680,958	794,986
-repayable after one year		2,312,656	2,362,822
	(a)	2,993,614	3,157,808
Secured			
-repayable within one year		102,891	2,206
-repayable after one year		1,071,489	879,484
	(b)	1,174,380	881,690
Gross borrowings	(a)+(b)	4,167,994	4,039,498
Less: cash and cash equivalents		(829,853)	(711,602)
Net borrowings		3,338,141	3,327,896

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' development, investment and hotel properties; and
- assignment of all rights and benefits to sale, lease and insurance proceeds in respect of development, investment and hotel properties.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Third quarter ended 30 September		9-month period ended 30 September	
	2008	2007	2008	2007
	S$'000	S$'000	S$'000	S$'000
Operating Activities				
Profit before income tax	220,737	245,276	702,108	670,761
Adjustments for:				
Depreciation and amortisation	32,496	32,753	99,076	102,095
Dividend income	(3,153)	(7,159)	(6,990)	(12,228)
Finance income	(4,833)	(4,578)	(20,895)	(35,255)
Finance costs	32,099	27,810	86,971	87,067
Gain on dilution and disposal of investment in an associate	-	(5,851)	-	(7,108)
(Gain)/Loss on liquidation of jointly-controlled entities	-	-	(346)	24
(Profit)/Loss on sale of property, plant and equipment and an investment property	(47,677)	(440)	(47,092)	195
Profit on sale of investments	-	(78)	-	(251)
Property, plant and equipment written off	4,111	55	7,715	625
Share of after-tax profit of associates	(3,692)	(1,883)	(14,492)	(10,213)
Share of after-tax profit of jointly-controlled entities	(30,346)	(62,420)	(121,090)	(189,273)
Units in an associate received in lieu of fee income	(1,917)	-	(5,709)	-
Value of employee services received for issue of share options	646	566	1,990	1,689
Operating profit before working capital changes	198,471	224,051	681,246	608,128
Changes in working capital				
Development properties	(78,954)	(97,782)	(312,820)	(258,693)
Stocks, trade and other receivables	9,473	(25,209)	7,462	(47,184)
Trade and other payables	26,352	11,291	26,442	28,604
Employee benefits	(401)	2,363	(1,992)	(3,243)
Cash generated from operations	154,941	114,714	400,338	327,612
Income tax paid	(22,483)	(34,364)	(67,958)	(81,818)
Cash flows from operating activities carried forward	**132,458**	**80,350**	**332,380**	**245,794**

	Third quarter ended 30 September		9-month period ended 30 September	
	2008	2007	2008	2007
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**132,458**	**80,350**	**332,380**	**245,794**
Investing Activities				
Capital expenditure on investment properties	(4,032)	(2,706)	(9,160)	(6,519)
Deposit received on a potential sale of a subsidiary	-	-	76,850	-
Dividends received				
- an associate	18,834	12,006	33,479	19,953
- jointly-controlled entities	14,150	3,500	14,150	3,500
- financial investments	3,153	6,449	6,990	10,770
Interest received	6,212	9,955	20,253	33,343
Proceeds from sale of property, plant and equipment and an investment property (net of expenses)	178,448	193	179,200	522
Proceeds from disposal of investment in an associate	-	127	-	4,020
Proceeds from liquidation of a jointly-controlled entity	-	-	-	77
Purchase of investments in associates	-	(101,186)	(63,926)	(105,737)
Purchase of investments in jointly-controlled entities	(584)	-	(52,876)	(7,199)
Purchase/(disposal) of financial assets	(1,326)	1,271	20,214	(27,629)
Payments for purchase of property, plant and equipment	(88,272)	(266,483)	(283,497)	(377,598)
Cash flows from investing activities[(1)]	126,583	(336,874)	(58,323)	(452,497)
Financing Activities				
Advances from related corporations	4,025	18,951	25,163	12,627
Capital contribution from/(return of capital to) minority shareholders	814	640	(14,670)	26,742
Dividends paid	(505)	(9,332)	(239,603)	(199,259)
Finance lease payments	(2)	(3,010)	(176)	(6,412)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(27,785)	(33,369)	(88,391)	(109,420)
Net (repayment of)/proceeds from revolving credit facilities and short-term bank borrowings	(32,433)	108,674	(68,066)	394,896
Repayment of other long-term liabilities	(933)	(1,126)	(2,464)	(1,893)
Payment of financing transaction costs	(954)	(663)	(1,467)	(2,668)
Proceeds from bank borrowings	85,343	321,629	301,534	633,892
Proceeds from issuance of bonds and notes	218,905	86,080	328,905	375,286
Repayment of bank borrowings	(265,331)	(195,710)	(329,463)	(480,508)
Repayment of bonds and notes	-	-	(50,000)	(450,920)
Cash flows from financing activities	(18,856)	292,764	(138,698)	192,363
Net increase/(decrease) in cash and cash equivalents carried forward	**240,185**	**36,240**	**135,359**	**(14,340)**

	Third quarter ended 30 September		9-month period ended 30 September	
	2008	2007	2008	2007
	S$'000	S$'000	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	**240,185**	**36,240**	**135,359**	**(14,340)**
Cash and cash equivalents at beginning of the period	591,009	739,313	710,566	774,605
Effect of exchange rate changes on balances held in foreign currencies	(2,575)	(7,464)	(17,306)	7,824
Cash and cash equivalents at end of the period	**828,619**	**768,089**	**828,619**	**768,089**
Cash and cash equivalents comprise:-				
Cash and cash equivalents as shown in the Balance Sheet	813,338	769,282	813,338	769,282
Cash and cash equivalents included in assets classified as held for sale	16,515	-	16,515	-
Bank overdraft included in interest-bearing borrowings	(1,234)	(1,193)	(1,234)	(1,193)
	828,619	768,089	828,619	768,089

Note to the Consolidated Cash Flow Statement

(1) The Group had a net cash inflow for investing activities of $126.6 million for Q3 2008 (Q3 2007: net cash outflow of $336.9 million) and net cash outflow of $58.3 million for 9-mth period ended 30 September 2008 (9-mth period ended 30 September 2007: net cash outflow of $452.5 million). This is primarily due to proceeds from sale of Commerce Point received in Q3 2008 which is partially offset by additional investment in First Sponsor Capital Limited, investment in a joint venture in Russia, purchase of freehold interest of the Copthorne Hotel Auckland Harbour City and cost incurred for renovation at Millennium Bostonian and Millennium Knickerbocker.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

The Group	Share Capital S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<------Attributable to equity holders of the Company------>							
At 1 January 2008	1,991.4	147.2	31.6	36.1	2,992.5	5,198.8	1,717.6	6,916.4
Translation differences on consolidation of foreign subsidiaries	-	-	-	(38.3)	-	(38.3)	(41.2)	(79.5)
Exchange differences on monetary items forming part of net investments in foreign entities	-	-	-	(15.0)	-	(15.0)	(5.0)	(20.0)
Change in fair value of equity investments available for sale	-	-	(2.8)	-	-	(2.8)	-	(2.8)
Share of other reserve of an associate	-	-	(0.3)	-	-	(0.3)	(0.3)	(0.6)
Net losses recognised directly in equity	-	-	(3.1)	(53.3)	-	(56.4)	(46.5)	(102.9)
Profit for the period	-	-	-	-	165.0	165.0	25.1	190.1
Total recognised income and expenses for the period	-	-	(3.1)	(53.3)	165.0	108.6	(21.4)	87.2
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.4	0.7
At 31 March 2008	1,991.4	147.2	28.8	(17.2)	3,157.5	5,307.7	1,696.6	7,004.3
Translation differences on consolidation of foreign subsidiaries	-	-	-	(31.7)	-	(31.7)	(38.5)	(70.2)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	(3.1)	-	(3.1)	(1.1)	(4.2)
Change in fair value of equity investments available for sale	-	-	(2.7)	-	-	(2.7)	-	(2.7)
Share of other reserve of an associate	-	-	0.2	-	-	0.2	0.2	0.4
Net losses recognised directly in equity	-	-	(2.5)	(34.8)	-	(37.3)	(39.4)	(76.7)
Profit for the period	-	-	-	-	165.2	165.2	36.9	202.1
Total recognised income and expenses for the period	-	-	(2.5)	(34.8)	165.2	127.9	(2.5)	125.4
Change of interest in subsidiaries	-	-	-	-	-	-	(15.5)	(15.5)
Value of employee services received for issue of share options	-	-	0.4	-	-	0.4	0.3	0.7
Dividends	-	-	-	-	(188.3)	(188.3)	(50.8)	(239.1)
At 30 June 2008	1,991.4	147.2	26.7	(52.0)	3,134.4	5,247.7	1,628.1	6,875.8
Translation differences on consolidation of foreign subsidiaries	-	-	-	(5.6)	-	(5.6)	(11.5)	(17.1)
Exchange differences on hedge of net investment in foreign entities	-	-	-	5.3	-	5.3	4.7	10.0
Exchange differences on monetary items forming part of net investments in foreign entities	-	-	-	6.4	-	6.4	(0.2)	6.2
Change in fair value of equity investments available for sale	-	-	(9.1)	-	-	(9.1)	-	(9.1)
Share of other reserve of an associate	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Net (losses)/gains recognised directly in equity	-	-	(9.2)	6.1	-	(3.1)	(7.1)	(10.2)
Profit for the period	-	-	-	-	150.8	150.8	21.3	172.1
Total recognised income and expenses for the period	-	-	(9.2)	6.1	150.8	147.7	14.2	161.9
Change of interest in subsidiaries	-	-	-	-	-	-	0.8	0.8
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	(9.3)	(9.3)
At 30 September 2008	1,991.4	147.2	17.8	(45.9)	3,285.2	5,395.7	1,634.1	7,029.8

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Group	Share Capital S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<--------Attributable to equity holders of the Company-------->							
At 1 January 2007	1,991.4	147.2	28.0	81.7	2,486.2	4,734.5	1,645.6	6,380.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	(9.4)	-	(9.4)	(2.9)	(12.3)
Exchange differences on hedge of net investments in foreign entities	-	-	-	(0.2)	-	(0.2)	(0.1)	(0.3)
Exchange differences on monetary items forming part of net investments in foreign entitites	-	-	-	(1.9)	-	(1.9)	(1.7)	(3.6)
Change in fair value of equity investments available for sale	-	-	4.0	-	-	4.0	-	4.0
Share of hedging reserve of an associate	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	(1.0)	(1.0)	(0.9)	(1.9)
Net gains/(losses) recognised directly in equity	-	-	3.9	(11.5)	(1.0)	(8.6)	(5.7)	(14.3)
Profit for the period	-	-	-	-	126.1	126.1	25.9	152.0
Total recognised income and expenses for the period	-	-	3.9	(11.5)	125.1	117.5	20.2	137.7
Change of interest in subsidiaries	-	-	-	-	-	-	3.8	3.8
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	(5.1)	(5.1)
At 31 March 2007	1,991.4	147.2	32.2	70.2	2,611.3	4,852.3	1,664.8	6,517.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	36.4	-	36.4	43.9	80.3
Exchange differences on hedge of net investments in foreign entities	-	-	-	(1.3)	-	(1.3)	(1.6)	(2.9)
Exchange differences on monetary items forming part of net investments in foreign entitites	-	-	-	0.6	-	0.6	0.6	1.2
Change in fair value of equity investments available for sale	-	-	5.9	-	-	5.9	-	5.9
Share of hedging reserve of an associate	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	(1.5)	(1.5)	(1.4)	(2.9)
Net gains/(losses) recognised directly in equity	-	-	5.8	35.7	(1.5)	40.0	41.4	81.4
Profit for the period	-	-	-	-	194.4	194.4	66.1	260.5
Total recognised income and expenses for the period	-	-	5.8	35.7	192.9	234.4	107.5	341.9
Change of interest in subsidiaries	-	-	-	-	-	-	21.5	21.5
Acquisition of interest in a subsidiary	-	-	-	-	-	-	0.8	0.8
Value of employee services received for issue of share options	-	-	0.4	-	-	0.4	0.3	0.7
Dividends	-	-	-	-	(136.9)	(136.9)	(47.9)	(184.8)
At 30 June 2007	1,991.4	147.2	38.4	105.9	2,667.3	4,950.2	1,747.0	6,697.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	(27.8)	-	(27.8)	(29.7)	(57.5)
Exchange differences on hedge of net investments in foreign entities	-	-	-	(2.4)	-	(2.4)	(1.6)	(4.0)
Exchange differences on monetary items forming part of net investments in foreign entitites	-	-	-	2.0	-	2.0	1.8	3.8
Change in fair value of equity investments available for sale	-	-	(5.9)	-	-	(5.9)	-	(5.9)
Share of hedging reserve of an associate	-	-	0.1	-	-	0.1	0.1	0.2
Actuarial losses on defined benefit plans	-	-	-	-	0.1	0.1	0.1	0.2
Net (losses)/gains recognised directly in equity	-	-	(5.8)	(28.2)	0.1	(33.9)	(29.3)	(63.2)
Profit for the period	-	-	-	-	169.5	169.5	31.7	201.2
Total recognised income and expenses for the period	-	-	(5.8)	(28.2)	169.6	135.6	2.4	138.0
Change of interest in a subsidiary	-	-	-	-	-	-	0.6	0.6
Value of employee services received for issue of share options	-	-	0.4	-	-	0.4	0.4	0.8
Dividends	-	-	-	-	(74.6)	(74.6)	(9.3)	(83.9)
At 30 September 2007	1,991.4	147.2	33.0	77.7	2,762.3	5,011.6	1,741.1	6,752.7

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Company	Share Capital S$m	Capital Reserve S$m	Fair Value Reserve S$m	Accumulated Profits S$m	Total S$m
At 1 January 2008	1,991.4	63.7	19.5	2,260.2	4,334.8
Change in fair value of equity investments available for sale	-	-	0.1	-	0.1
Net gain recognised directly in equity	-	-	0.1	-	0.1
Profit for the period	-	-	-	45.6	45.6
Total recognised income and expenses for the period	-	-	0.1	45.6	45.7
At 31 March 2008	1,991.4	63.7	19.6	2,305.8	4,380.5
Change in fair value of equity investments available for sale	-	-	(2.5)	-	(2.5)
Net loss recognised directly in equity	-	-	(2.5)	-	(2.5)
Profit for the period	-	-	-	126.9	126.9
Total recognised income and expenses for the period	-	-	(2.5)	126.9	124.4
Dividends	-	-	-	(188.3)	(188.3)
At 30 June 2008	1,991.4	63.7	17.1	2,244.4	4,316.6
Change in fair value of equity investments available for sale	-	-	(3.9)	-	(3.9)
Net loss recognised directly in equity	-	-	(3.9)	-	(3.9)
Profit for the period	-	-	-	40.7	40.7
Total recognised income and expenses for the period	-	-	(3.9)	40.7	36.8
At 30 September 2008	1,991.4	63.7	13.2	2,285.1	4,353.4

The Company	Share Capital S$m	Capital Reserve S$m	Fair Value Reserve S$m	Accumulated Profits S$m	Total S$m
At 1 January 2007	1,991.4	63.7	19.2	1,832.1	3,906.4
Change in fair value of equity investments available for sale	-	-	2.2	-	2.2
Net gain recognised directly in equity	-	-	2.2	-	2.2
Profit for the period	-	-	-	41.9	41.9
Total recognised income and expenses for the period	-	-	2.2	41.9	44.1
At 31 March 2007	1,991.4	63.7	21.4	1,874.0	3,950.5
Change in fair value of equity investments available for sale	-	-	1.0	-	1.0
Net gain recognised directly in equity	-	-	1.0	-	1.0
Profit for the period	-	-	-	331.7	331.7
Total recognised income and expenses for the period	-	-	1.0	331.7	332.7
Dividends	-	-	-	(136.9)	(136.9)
At 30 June 2007	1,991.4	63.7	22.4	2,068.8	4,146.3
Change in fair value of equity investments available for sale	-	-	(2.3)	-	(2.3)
Net loss recognised directly in equity	-	-	(2.3)	-	(2.3)
Profit for the period	-	-	-	61.7	61.7
Total recognised income and expenses for the period	-	-	(2.3)	61.7	59.4
Dividends	-	-	-	(74.6)	(74.6)
At 30 September 2007	1,991.4	63.7	20.1	2,055.9	4,131.1

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the Company, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the three months ended 30 September 2008.

Preference share capital

There was no change in the Company's issued preference share capital during the three months ended 30 September 2008.

As at 30 September 2008, the maximum number of ordinary shares that may be issued upon full conversion of all the non-cumulative preference shares of the Company ("Preference Shares") at the sole option of the Company is 44,998,898 ordinary shares (30 September 2007: 44,998,898 ordinary shares).

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The Company did not hold any treasury shares as at 30 September 2008 and 31 December 2007.

The total number of issued ordinary shares (excluding treasury shares) as at 30 September 2008 and 31 December 2007 is 909,301,330.

The total number of issued Preference Shares as at 30 September 2008 and 31 December 2007 is 330,874,257.

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

There were no sales, transfers, disposal, cancellation and/or use of treasury shares during the three months ended 30 September 2008.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those applied in the Group's most recently audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Third quarter ended 30 September		9-month period ended 30 September	
	2008	2007	2008	2007
Basic Earnings per share (cents)	16.6	18.6	52.2	53.2
Diluted Earnings per share (cents)	15.8	17.8	50.4	51.3
Earnings per share is calculated based on:				
a) Profit attributable to equity holders of the parent (S$'000) (*)	150,821	169,489	474,535	483,620
b) Weighted average number of ordinary shares in issue:				
- basic	909,301,330	909,301,330	909,301,330	909,301,330
- diluted (**)	954,300,228	954,300,228	954,300,228	954,300,228

** After deducting preference dividends of $6,419,000 declared and paid in Q2 2008 (Q2 2007: $6,386,000 declared).*

*** For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on the total number of issued shares (excluding treasury shares) of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/9/2008	31/12/2007	30/9/2008	31/12/2007
	S$	S$	S$	S$
Net Asset Value per ordinary share based on the number of issued 909,301,330 ordinary shares (excluding treasury shares) as at 30 September 2008 (909,301,330 ordinary shares (excluding treasury shares) as at 31 December 2007)	5.93	5.72	4.79	4.77

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

For the 9-month period ended 30 September 2008, the Group achieved profit before tax of $702.1 million, an increase of 4.7% as compared to the corresponding period in 2007.

The Group's attributable profit after tax and minority interest for the 9-month period would have increased by 5.5% to $481.0 million, excluding the 2007 one-off tax credits which arose from changes in UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions where the Group's hotel operations are located.

Property development segment continues to remain the main contributor of the Group's profit before tax followed by the hotel operations. The profit contribution of investment properties recorded a significant increase of 177.8% from $44.6 million to $123.9 million in view of the growth in rental and occupancy, as well as the gain recognised on the sale of Commerce Point in Q3 2008.

Basic earnings per share decreased marginally by 1.9% to 52.2 cents (2007: 53.2 cents) for the 9-month period ended 30 September 2008.

The Group's gearing remains relatively low at 46%, based on cost and not including revaluation surpluses, with interest cover at 11.7 times. As at 30 September 2008, the Group has adequate cash, committed and undrawn facilities, to meet the Group's funding requirements and to react timely to investment opportunities.

Property

The global financial crisis has taken its toll on Singapore's economy. After two consecutive quarters of GDP decline, Singapore is experiencing its first technical recession since 2002. Inflation which hit a 26-year high earlier this year appeared to have peaked. The Consumer Price Index is predicted to rise between 6% and 7% this year but is expected to ease to between 2.5% and 3.5% next year.

Likewise, the property market is affected by the financial crisis. Prices of residential properties fell by 2.4% in Q3 2008 while rental eased by 0.9%. Transaction volume continued to remain low, with a turnover of only 1,452 units compared to 3,367 units in Q3 last year.

For the period under review, the Group launched 360 units of The Livia, the 724-unit condominium development at Pasir Ris. Response was good and more than 330 units have been sold todate. Profit from this joint-venture project has not been recognised yet as it is still in the initial stage of construction.

For Q3 2008, the Group booked in profits from pre-sold projects namely City Square Residences, Cliveden at Grange, One Shenton, The Solitaire and Tribeca. Profits were also contributed by joint-venture projects such as Botannia, Ferraria Park Condominium, St. Regis Residences, The Oceanfront @ Sentosa Cove and The Sail @ Marina Bay.

The office sector remained relatively steady during Q3 2008. However, demand and rental expectations were affected by the ongoing financial crisis. Some potential tenants are withholding their relocation plans while existing tenants are exercising greater caution in rental negotiations during lease renewals.

The sale of Commerce Point was completed in Q3 2008 and profit for this sale had been recognised accordingly.

The Group's up and coming retail complex, the 700,000 sq ft City Square Mall has already secured a good mix of anchor tenants and other specialist retailers. Almost 75% of the flagship retail complex has been leased one year ahead of its opening which is scheduled for Q4 of next year.

Hotel

Millennium & Copthorne Hotels plc (M&C), in which the Group has a 53% interest, achieved both revenue and earnings growth during this turbulent quarter.

M&C's revenue for Q3 2008 increased 8.3% year on year to £173.9 million (2007: £160.6 million) and for the 9 months ended 30 September 2008, its revenue increased by 6.1% to £512.3 million (2007: £483.0 million). RevPAR was also up by 4.0% for Q3 and 5.7% for the 9-month period at constant rates of exchange.

Excluding any disposal gains in 2007, M&C's hotel operating profit is up 0.9% to £35.1 million (2007: £34.8 million) for Q3 2008 and 8.9% to £102.0 million (2007: £93.7 million) for the 9-month period ended 30 September 2008.

M&C's hotels in gateway cities of London, New York and Singapore continue to show good positive growth in the year to date. Of the six main geographical regions, only Regional US showed a decline in RevPAR due to the impact of major hotel refurbishments in Boston and Chicago during the period under review. Singapore has continued to show strong growth in Q3 2008 aided by the inaugural Singapore F1 Grand Prix held in September. The year to date RevPAR in Singapore has increased by 28.2% to £73.70.

During the first nine months, eight management contracts were signed including seven in the United Arab Emirates and one in Kuwait. These properties are expected to open between 2009 and 2011 and will account for the addition of some 2,300 rooms. This will bring the total number of rooms in the pipeline to 4,555 in 17 hotels, including the Millennium Hotel Wuxi in China and the Copthorne Hotel Sheffield in UK, which are due to be opened shortly.

As at 30 September 2008, M&C had a 38.8% interest in CDLHT, a Singapore-listed REIT for which it also acts as manager. Both its REIT management fee income and its share of profits, increased by a combined 24.9% on the comparative 9-month period (before last year's gain on disposal of stapled securities and property uplift).

While M&C has delivered a credible set of results, the weakening of the Sterling Pound against the Singapore Dollar has resulted in a decline in M&C's contribution to the Group's revenue and profit before taxation, given that M&C's reporting currency is in Sterling Pound.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for the second quarter and half year ended 30 June 2008.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The ongoing financial crisis and credit crunch have contagiously gripped world economies. The Government has revised downwards this year's GDP growth to around 3.0%, down from the original forecast of 4.5% to 6.5%. While Singapore's fundamentals remain strong and well structured, as an economy that is intertwined with global markets, it will inevitably be affected by this global downturn which can already be felt in the slowdown of the economy into a technical recession. Many sectors of Singapore's economy, including the property sector, will need to brace themselves for this challenging period.

While the effects of this economic situation is far-reaching and there is uncertainty as to the magnitude of the financial damage and how long this will pan out, the Group is heartened to note that this global crisis has led to a massive show of collective action from Governments all over the world, taking proactive measures to shore up market confidence and stabilise their economies. This genuine commitment from global leaders, with their monetary and fiscal policies and economic stimulus packages, will likely help restore order to the financial markets and prop investor confidence in due course.

The Singapore Government had also earlier given its assurance that contingency plans will kick-in should there be a prolonged economic downturn. The Group welcomes the Government's recent decision to suspend Government Land Sales from the Confirmed List of state sites till first half of 2009, in response to the current market uncertainty. The Group notes that the Government will continue to monitor the situation closely and looks forward to more proactive measures to help stabilise the property market under this economic turbulence.

The Group has continued to remain vigilant and flexible in its business approach. Since mid last year when the US sub-prime crisis became more apparent, it had already pre-empted that the property market sentiments may weaken, and has deliberately taken the prudent steps of keeping its balance sheet healthy, with relatively low gearing. It remained mindful of the market conditions and acted responsibly in its financial stewardship. Given the tight liquidity in the current market, the Group is well positioned with a comfortable cash flow and a strong balance sheet.

In the Group's stable of pre-sold projects under development that qualified for the Deferred Payment Scheme (DPS), only about one third of the units sold were under DPS and thus its exposure to potential defaults is well under control. The Group does not extend DPS to sub-sales. In the recently completed development, The Sail @ Marina Bay Tower 2, all of the buyers who had opted for DPS have paid up for possession of their units. Furthermore, the majority of the Group's launched properties are expected to receive TOP in 2010 and 2011.

In view of the subdued property market and the global economic uncertainty, the Group is holding back the launch of its new residential projects for the time being. Based on the units launched to date, the Group's share of unsold residential stock amounts to only 130 units. Nevertheless, the Group has proceeded with the construction for The Arte at Thomson and The Quayside Collection at Sentosa Cove, both of which were secured at relatively low land and construction costs. In the case of The Quayside Collection, the last two subsequent residential land parcels at Sentosa Cove were sold to other tenderers at a much higher price. Combining both land and construction costs, the break-even cost for The Quayside Collection is still lower than the subsequent land tender prices awarded. The Group is therefore confident that when the property market sentiments improve and when it decides to launch this project, it will be able to make good profits and book in more profits based on the stage of construction at the time of sales.

Under the current economic turmoil and the presently high construction cost environment that Singapore is currently experiencing, the Group and its two joint-venture partners for the South Beach development have agreed in principle, to defer the construction of this project. The consortium believes that construction cost will come down over time and therefore, it will delay the development of South Beach till construction cost reverts to more reasonable level. The Group has a one-third share in South Beach.

Rental income of the Group's investment properties have gone up by 45% in the last two years. The demand for the office segment is expected to decline slightly due to the slowdown of the economy. A number of the Group's leases will be up for renewal. Even if the renewed rental rates are moderated under the current climate, the Group will still benefit as the renewed rates at today's market price, will still be much higher than the low rates which were locked in previously.

The development of the Group's upcoming BCA Green Mark Platinum commercial property – 9 Tampines Grande is progressing well and we are targeting to complete by 2009. One third of this modern office complex with a GFA of about 361,662 square feet has already been leased out to a reputable anchor tenant.

The Group continues to have a sizeable office portfolio of assets which is enjoying a healthy occupancy of over 90%. Many of its assets were purchased at low cost and the Group has been faithfully adopting its conservative policy of depreciating its investment properties. Its profits have never included valuation differences arising from investment properties. Therefore, based on its cost, investment properties will continue to provide good rental yields. The Group, unlike other niche residential property developers, remains well positioned to mitigate the impact of the slowdown in the development of residential properties during this lull period. With its diversified portfolio, the Group will continue to benefit from other streams of revenue such as its office segment and hotel contribution. As previously indicated in the Group's 1H 2008 results announcement, with its extensive portfolio of commercial and hotel assets pegged with a low cost base, the Group has the option either to retain its assets and enjoy higher yields or sell any one of its assets at the opportune time.

The oversupply for the office and residential segments which was originally projected by the market is not as serious as anticipated. With the current tight credit crunch and economic slowdown, the majority of developers will naturally defer the development of their projects and delay launches.

Hotel

The outlook for the world's economy remains uncertain. In the first half of this year, M&C had identified a slowing growth rate in Asia. As such, it has remained vigilant in controlling costs and has taken steps to react to changing market conditions. Its prudent approach has enabled M&C to report revenue and earnings growth despite the turbulent quarter.

In the current financial crisis, many corporations have started to cut-back on their travel expenditure. M&C stands to benefit from this situation as many will be trading down their stay from other upscale hotels and opting for M&C's wide geographical spread of hotels globally which its clients can seamlessly select.

Looking ahead, M&C will continue to implement plans for cash conservation and profit protection. Barring unforeseen circumstances, these efforts should mitigate any potential decline in M&C's profitability in Q4 2008 and beyond. M&C continues to maintain a strong balance sheet, low gearing and the ability to react quickly to any market opportunities. It is determined to work hard and remain cost-conscious. Its track record has successfully shown its ability to remain prudent and weather out economic trials as seen in 2001, in the aftermath of the tragic events of September 11th and the Iraq War, and in 2003 when the SARS epidemic broke out and impacted in particular, the Asian economies. Since M&C's flotation in 1996 on the London Stock Exchange and throughout various difficult economic periods, M&C has never operated at a loss. The Group is confident that with a well diversified portfolio and hotel earnings, M&C will continue to contribute positively to the Group.

On 24 June 2008, M&C announced the proposed disposal of CDL Hotels (Korea) Limited ("CDL Korea"), a wholly-owned subsidiary of M&C with one principal asset, the Millennium Seoul Hilton Hotel. Completion of the proposed disposal was expected to take place on 30 September 2008 or such other date as the parties may agree. On 19 September 2008, M&C announced that given the current difficult credit markets, the prospective buyer had asked for an extension of the completion date to 30 November 2008 whilst it finalises the terms of its financing arrangements. M&C and the buyer have agreed that the completion date be amended to 28 November 2008. In addition, the buyer agreed to irrevocably forfeit 10% non-refundable deposit of KRW 58 billion (£28.8 million) paid on 24 June 2008. The buyer also paid KRW 0.5 billion each (equivalent to approximately £0.47 million[1]) on 24 October and 31 October 2008 in accordance with the terms and conditions of the sale and purchase of the CDL Korea shares. Assuming that completion takes place on the new completion date, M&C will receive KRW10 billion (equivalent to approximately £4.71 million[1]) more than originally anticipated.

[1] *Translated on 26 September 2008 using a Sterling exchange rate of £1 to KRW 2,123.08.*

Group Prospects

This financial turmoil first began with the sub-prime crisis and the high rate of default of CDOs on housing mortgage loans in the US, then spreading to global financial institutions. This world-wide phenomenon has now become very contagious; it has led to governments of many countries working closely to restore confidence in the financial markets. The global crisis has cut across almost all sectors of the economy and Singapore is also not immuned from the systemic global slowdown, though it can minimise the impact. The Singapore Government has already indicated that next year's Budget should be expansionary, and will focus on helping businesses with their costs and cashflow, so that corporations can remain strong and competitive, to tide over this difficult economic down-turn.

The Group is hopeful that many countries will take proactive and prompt actions to provide generous, short-term stimulus packages which will help boost demand and stabilise the markets. It is important to ensure liquidity is available and financial institutions are lending again based on reasonable rates. Fundamentally, the need to restore market confidence is critical.

While the challenges posed in this crisis is different from that which we have experienced in the past, what remains constant is the Group's tested resilience to weather out these storms. Our proven financial track record is a testament of our ability.

The Group is confident that with its healthy balance sheet, low gearing and well mapped-out strategies in place, it will be able to ride through this turbulent period and emerge stronger when the market recovers. It will continue to seek good opportunities under the current economic environment and ensure due diligence is done in the best interest of its shareholders. With good management practices in place and prudence in expenditure, all core segments of its business – property development, hotel operations and investment properties should remain profitable over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had on 14 May 2008 declared a tax-exempt (one-tier) non-cumulative preference dividend to holders of City Developments Limited Preference Shares of 1.94 cents per Preference Share, calculated at the dividend rate of 3.9% per annum of the issue price of $1.00 for each Preference Share, for the dividend period from 31 December 2007 to 29 June 2008. The said preference dividend was paid on 30 June 2008.

On 13 November 2008, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a tax-exempt (one-tier) non-cumulative preference dividend to holders of the City Developments Limited Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% per annum on the issue price of $1.00 for each Preference Share on the basis of 184 days, being the actual number of days comprised in the dividend period from 30 June 2008 to 30 December 2008, divided by 366 days.

Name of Dividend	Tax exempt (One-tier) Preference Dividend
Date of payment	31 December 2008
Dividend Type	Cash
Dividend Amount (in cents)	1.96 cents per Preference Share
Dividend rate (in %)	3.9% per annum on the issue price of each Preference Share
Dividend period	From 30 June 2008 to 30 December 2008 (both dates inclusive)
Issue price	$1.00 per Preference Share

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Special Interim Ordinary Dividend	Preference Dividend	
Date of payment	30 October 2007	2 July 2007	31 December 2007
Dividend Type	Cash	Cash	Cash
Dividend Amount (in cents)	10.0 cents (gross) per Ordinary Share	1.93 cents (net) per Preference Share	1.97 cents (net) per Preference Share
Dividend rate (in %)	N.A.	3.9% (net) per annum on the issue price of each Preference Share	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	N.A.	From 31 December 2006 to 29 June 2007 (both dates inclusive)	From 30 June 2007 to 30 December 2007 (both dates inclusive)
Issue price	N.A.	$1.00 per Preference Share	$1.00 per Preference Share
Tax rate	18%	18%	18%

(c) Date payable

The preference dividend for the period from 30 June 2008 to 30 December 2008 (both dates inclusive) will be paid on 31 December 2008.

(d) **Books Closure Date**

5.00 pm on 11 December 2008.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	The Group			
	Third quarter ended 30 September		9-month period ended 30 September	
	2008 S$'000	2007 S$'000	2008 S$'000	2007 S$'000
Revenue				
Property Development	144,113	235,168	597,329	704,552
Hotel Operations	467,174	492,269	1,410,309	1,444,237
Rental Properties	62,003	51,918	180,689	147,383
Others	14,914	16,796	39,393	44,264
	688,204	796,151	2,227,720	2,340,436
Profit before income tax (*)				
Property Development	91,094	147,338	393,963	385,034
Hotel Operations	70,473	79,495	196,593	208,897
Rental Properties	74,307	17,815	123,900	44,631
Others	(15,137)	628	(12,348)	32,199
	220,737	245,276	702,108	670,761

** Includes share of after-tax profit of associates and jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue decreased by $91.1 million to $144.1 million (2007: $235.2 million) and $107.3 million to $597.3 million (2007: $704.6 million) for Q3 and 9-month period respectively.

Pre-tax profit declined by $56.2 million to $91.1 million for Q3 2008 (Q3 2007: $147.3 million) while increased by $9.0 million to $394.0 million for 9-month period ended 30 September 2008 as compared to the corresponding period for 2007.

Projects that contributed to both revenue and profit include Botannia, City Square Residences, Cliveden at Grange, One Shenton, The Solitaire, Tribeca and sale of land banks in New Zealand. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, The Oceanfront @ Sentosa Cove, Ferraria Park and St. Regis Residences, had not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments had been included in pre-tax profit.

The decrease in revenue was due to the fact that completed projects such as Chelsea Garden, Monterey Park, No. 7 Draycott Drive, Residences @ Evelyn, Savannah CondoPark, The Equatorial, The Pier at Robertson and The Imperial which had contributed to 2007 revenue were fully sold by end of 2007. In addition, there were lower revenue recognition from City Square Residences and decline in land bank sale in New Zealand. This is partially mitigated by revenue accounted for One Shenton, The Solitaire and Cliveden at Grange as well as increased contribution from Botannia.

The decrease in Q3 2008 pre-tax profit, which was in-line with the decline in Q3 2008 revenue, was also due to lower contribution from The Sail @ Marina Bay and St. Regis Residences. Despite that completed projects were substantially sold in 2007, the pre-tax profit for 9-month period ended 30 September 2008 managed to edge 2% higher than the same period last year due to higher profit margins achieved for new projects launched in recent years.

Hotel Operations

Revenue declined by 5.1% to $467.2 million (Q3 2007: $492.3 million) for Q3 2008 and 2.3% for 9-month period ended 30 September 2008 to $1,410.3 million as compared to corresponding period last year.

Pre-tax profit reported a decline of 11.3% to $70.5 million (Q3 2007: $79.5 million) for Q3 2008 and 5.9% to $196.6 million for 9-month period ended 30 September 2008, down from $208.9 million a year ago.

The decrease in both revenue and pre-tax profits for Q3 2008 and 9-month period ended 30 September 2008 was attributable to weakening of sterling pound and US dollar against Singapore dollars, in which the Group's hotel operations in United Kingdom and United States were one of the main contributors. This was however partially mitigated by improvement in the Group's RevPAR, supported by the continued strong demand in Singapore, London and New York despite that Millennium Bostonian in Boston and Millennium Knickerbocker in Chicago underwent renovation during the period under review.

Rental Properties

Revenue increased by 19.4% to $62.0 million for Q3 2008 and 22.6% to $180.7 million for 9-month period ended 30 September 2008 as a result of improvements in both average rental rates and occupancy.

Pre-tax profit for this segment surged by 317.4% to $74.3 million (2007: $17.8 million) and 177.8% to $123.9 million (2007: $44.6 million) for Q3 and 9-month period respectively. Higher profit achieved for 2008 was due to the gain recognised on sale of Commerce Point in July 2008, higher rental income, recovery of some property taxes from tenants and increased profit contribution from CDLHT.

Others

Revenue comprises mainly building maintenance contracts, management fee, club operations and dividend income. This has decreased by $1.9 million to $14.9 million for Q3 2008 and by $4.9 million to $39.4 million for 9-month period ended 30 September 2008 on account of lower dividends received and management fee income earned.

Pre-tax losses of $15.1 million and $12.3 million had been recorded for Q3 2008 and 9-month period ended 30 September 2008 as compared to pre-tax profit of $0.6 million and $32.2 million for the corresponding periods in 2007. This is largely due to higher mark-to-market losses on financial assets held for trading being accounted under the current bearish stock market.

15. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2007 S$'000	Full Year 2006 S$'000
Ordinary	68,198	55,922
Special	188,226	129,121
Preference	12,904	12,904
Total	**269,328**	**197,947**

The final tax exempt (one-tier) ordinary dividend and special final tax exempt (one-tier) ordinary dividend for the year ended 31 December 2007 of 7.5 cents and 12.5 cents respectively per ordinary share have been approved by the ordinary shareholders at the Annual General Meeting held on 24 April 2008 and the dividend amounts are based on the number of issued ordinary shares as at 8 May 2008.

16. A breakdown of sales and operating profit after tax for first half year and second half year

Not applicable.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 30 September 2008 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases of premises to and from interested persons, provision of cleaning services to interested person)*	$2,035,228.80
	Total	**$2,035,228.80**
Directors and their immediate family members	-	Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
13 November 2008

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the third quarter and the 9-month period ended 30 September 2008 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore, 13 November 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2008 20:36:17
Announcement No.	00268

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Incorporation of wholly-owned Subsidiary, Citydev Nahdah Pte. Ltd.
Description	Please find attached the announcement relating to the above matter.
Attachments	Notification.pdf Total size = **144K** (2048K size limit recommended)

RECEIVED
2008 DEC -9 A 5:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
Company Registration No.: 196300316Z

NOTIFICATION ON INCORPORATION OF WHOLLY-OWNED SUBSIDIARY, CITYDEV NAHDAH PTE. LTD.

City Developments Limited wishes to announce the establishment of the following wholly-owned subsidiary incorporated in Singapore on 22 October 2008:

Name: Citydev Nahdah Pte. Ltd. (the "**Issuer**")

Principal Activity: To issue from time to time Islamic trust certificates in series under any *Shariah* financing principle, denominated in Singapore dollars and/or any other currencies, pursuant to the proposed S$1 billion Islamic Trust Certificate Programme (the "**Programme**") to be established by the Issuer, to act as trustee for the certificateholders and to enter into the transactions contemplated by the relevant transaction documents in the Programme.

Issued Share Capital: S$2 comprising 2 ordinary shares.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

14 November 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Nov-2008 18:18:13
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	City Developments Limited Establishes S$1 Billion Islamic Trust Certificate Programme
Description	Please find attached the announcement relating to the above.
Attachments	CDL-MTN.pdf Total size = **19K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
Company Registration No.: 196300316Z

CITY DEVELOPMENTS LIMITED ESTABLISHES S$1 BILLION ISLAMIC TRUST CERTIFICATE PROGRAMME

City Developments Limited ("**CDL**") refers to its announcement dated 21 August 2008 and is pleased to announce that it has established a S$1 billion unsecured Islamic Trust Certificate Programme (the "**Programme**") on 19 November 2008.

CIMB-GK Securities Pte. Ltd. ("**CIMB-GK**"), a member of the CIMB Group, is arranger of the Programme and the dealer of the first series of the Certificates under the Programme ("**First Series**").

Under the Programme, CDL may by itself or through its wholly-owned special purpose company, Citydev Nahdah Pte. Ltd. (the "**Issuer**"), from time to time issue Islamic trust certificates in series under any *Shariah* financing principles denominated in Singapore dollars and/or any other currencies (the "**Certificates**") on a syndicated or non-syndicated basis. Each series of Certificates (the "**Series**") will have terms and tenor, as may be agreed between CDL and the relevant dealer(s).

CDL intends that the First Series will be issued by the Issuer under the *Shariah* financing principle of *Ijarah*. Under the First Series, each Certificate, representing an undivided proportionate beneficial ownership held by the Issuer as trustee for the benefit of certificateholders in certain trust assets, will constitute direct, unconditional and unsecured obligations of the Issuer, which will at all times rank *pari passu*, without any preference or priority, with the other Certificates of the First Series and will be limited recourse obligations of the Issuer.

The net proceeds from the First Series will be ultimately used to fund the *Shariah* compliant general corporate purposes of CDL and/or its subsidiaries.

Application will be made to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for permission to deal in and for the quotation of the First Series of the Certificates under the Programme. Such permission will be granted if and when the Certificates have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of the First Series of the Certificates on the SGX-ST is not to be taken as an indication of the merits of the Issuer, CDL, CDL's subsidiaries, CDL's associated companies, the Programme or the Certificates.

CDL will make further announcements upon the issuance of the First Series of the Certificates under the Programme in due course.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

19 November 2008

END